Filed pursuant to Rule 433
Registration No. 333-130580
August 2, 2006

HSBC Finance Corporation

Final Term Sheet
Lead Managers:	HSBC Securities (USA) Inc. (85%)
Co-Managers:	BNP Paribas Securities Corp. (3%) Bear, Stearns & Co. Inc. (3%) Commerzbank Capital Markets Corp. (3%) LaSalle Financial Services, Inc. (3%) Merrill Lynch, Pierce Fenner & Smith Incorporated (3%)
Structure:	5-year Floating Rate Notes
Ratings:	Aa3/AA-/AA-(Pos Outlook/Stable/Stable)
Pricing Date:	August 2, 2006
Interest Accrual Date:	August 9, 2006
Settlement Date:	August 9, 2006
Maturity Date:	August 9, 2011
Form of Note:	Senior Notes
Form of Offering:	SEC Registered Medium Term Notes
CUSIP:	40429JAS6
ISIN:	US40429JAS69

Transaction Details
Principal Amount:	$1,000,000,000
Pricing Benchmark:	3M USD LIBOR
Re-offer Yield:	3M USD LIBOR + 21bp
Interest Rate Source:	USD-LIBOR-BBA (Telerate Inc Page 3750)
Price to Investor:	100.000%
Gross Fees:	0.250%
All-in Price to Issuer:	99.750%
Total Proceeds to Issuer:	$997,500,000
Interest Reset:	Quarterly
Interest Pay Frequency:	Quarterly
Coupon Payment Dates:	Quarterly on the 9th of February, May, August, and November; commencing on November 9th, 2006
Call Features:	NCL
Day Count:	Actual/360
Day Count Convention:	Modified Following, Adjusted
Payment Days:	New York & London
Interest Determination Date:	Two London Business Days
Minimum Denominations:	$100,000 and integral multiples of $1,000 thereafter

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.